Exhibit 99.1

Fiat Chrysler Automobiles to Join BMW Group, Intel and Mobileye in Developing Autonomous Driving Platform

•
BMW Group, Intel Corporation, Mobileye, an Intel company, and Fiat Chrysler Automobiles (FCA) signed a memorandum of understanding for FCA to join them in developing a world leading, state-of-the-art autonomous driving platform

•	The cooperation allows the companies to leverage each other’s individual strengths, capabilities and resources

•	The platform will be scalable for Level 3 to Level 4/5 automated driving and can be used by multiple automakers around the world while maintaining their unique brand identities

BMW Group, Intel and Mobileye announced today that they have signed a memorandum of understanding with the intention for Fiat Chrysler Automobiles (FCA) to be the first automaker to join them in developing a world leading, state-of-the-art autonomous driving platform for global deployment.

The development partners intend to leverage each other’s individual strengths, capabilities and resources to enhance the platform’s technology, increase development efficiency and reduce time to market. One enabler to achieve this will be the co-location of engineers in Germany as well as other locations. FCA will bring engineering and other technical resources and expertise to the cooperation, as well as its significant sales volumes, geographic reach and long-time experience in North America.

“In order to advance autonomous driving technology, it is vital to form partnerships among automakers, technology providers and suppliers,” said FCA Chief Executive Officer Sergio Marchionne. “Joining this cooperation will enable FCA to directly benefit from the synergies and economies of scale that are possible when companies come together with a common vision and objective.”

In July 2016, BMW Group, Intel, and Mobileye announced that they were joining forces to make self-driving vehicles a reality by collaborating to bring solutions for highly automated driving (Level 3) and fully automated driving (Level 4/5) into production by 2021. Since then, they have been designing and developing a scalable architecture that can be used by multiple automakers around the world, while at the same time maintaining each automaker’s unique brand identities.

The cooperation remains on-track to deploy 40 autonomous test vehicles on the road by 2017 year-end. It also expects to benefit from leveraging data and learnings from the recently announced 100 Level 4 test vehicle fleet of Mobileye, an Intel Company, demonstrating the scale effect of this collaborative approach.

“The two factors that remain key to the success of the cooperation are uncompromising excellence in development, and the scalability of our autonomous driving platform,” said Harald Krüger, Chairman of the Board of Management of BMW AG. “With FCA as our new partner, we reinforce our path to successfully create the most relevant state-of-the-art, cross-OEM Level 3-5 solution on a global scale.”

“The future of transportation relies on auto and tech industry leaders working together to develop a scalable architecture that automakers around the globe can adopt and customize,” said Brian

Krzanich, Intel CEO. “We’re thrilled to welcome FCA’s contribution, bringing us a step closer to delivering the world’s safest autonomous vehicles.”

“We welcome FCA’s contributions and use of the cooperation’s platform, which has made substantial progress over the last year and is rapidly entering the testing and execution phase,” stated Professor Amnon Shashua, Chief Executive Officer and Chief Technology Officer of Mobileye, an Intel Company. “The combination of vision-intense perception and mapping, differentiated sensor fusion, and driving policy solutions offers the highest levels of safety and versatility, in a cost-efficient package that will scale across all geographies and road settings.”

BMW Group, Intel, Mobileye and FCA, together with the recently announced development partners and system integrators, invite and welcome additional automakers and technology suppliers to join them in adopting this autonomous driving platform in an effort to create an industry-wide solution.

#futureofdriving2021

If you have any queries, please contact:

BMW Group Business and Finance Communications Max-Morten Borgmann Tel. +49-89-382-24118 max-morten.borgmann@ bmwgroup.com www.press.bmw.de	Intel Corporation Danielle Mann Tel. +1 973-997-1154 danielle.mann@intel.com newsroom.intel.com	Mobileye N.V. Dan Galves CCO / SVP Tel. +1-917-960-1525 dan.galves@mobileye.com www.mobileye.com	Fiat Chrysler Automobiles Communications Dianna Gutierrez Tel. +1-248-512-2921 dianna.gutierrez@fcagroup.com www.mediafcanorthamerica.com
BMW Group Business and Finance Communications Glenn Schmidt Tel. +49-89-382-24544 glenn.schmidt@ bmwgroup.com www.press.bmw.de	Markus Weingartner Tel. +49 89 9914 3145 Markus.Weingartner@intel.com newsroom.intel.com	Alexis Blais Tel. +1-203-682-8270 mobileyepr@icrinc.com	Fiat Chrysler Automobiles Communications Rick Deneau Tel. +1-248-512-2694 rick.deneau@fcagroup.com www.mediafcanorthamerica.com

About the BMW Group
With its four brands BMW, MINI, Rolls-Royce and BMW Motorrad, the BMW Group is the world’s leading premium manufacturer of automobiles and motorcycles and also provides premium financial and mobility services. As a global company, the BMW Group operates 31 production and assembly facilities in 14 countries and has a global sales network in more than 140 countries.
In 2016, the BMW Group sold approximately 2.367 million cars and 145,000 motorcycles worldwide. The profit before tax was approximately € 9.67 billion on revenues amounting to € 94.16 billion. As of 31 December 2016, the BMW Group had a workforce of 124,729 employees.
The success of the BMW Group has always been based on long-term thinking and responsible action. The company has therefore established ecological and social sustainability throughout the value chain, comprehensive product responsibility and a clear commitment to conserving resources as an integral part of its strategy.

About Intel
Intel (NASDAQ: INTC) expands the boundaries of technology to make the most amazing experiences possible. Information about Intel can be found at newsroom.intel.com and intel.com.

About Mobileye, an Intel Company
Mobileye, an Intel Company is the global leader in the development of computer vision and machine learning, data analysis, localization and mapping for Advanced Driver Assistance Systems and autonomous driving. Our technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. Our proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. Mobileye's products are also able to detect roadway markings such as lanes, road boundaries, barriers and similar items; identify and read traffic signs, directional signs and traffic lights; create a RoadBook™ of localized drivable paths and visual landmarks using REM™; and provide mapping for autonomous driving. Our products are or will be integrated into car models from more than 25 global automakers. Our products are also available in the aftermarket.

About Fiat Chrysler Automobiles
Fiat Chrysler Automobiles (FCA), one of the world’s largest automakers based on total annual vehicle sales, is an international automotive group. FCA designs, engineers, manufactures and sells vehicles and related parts and services, components and production systems worldwide through 162 manufacturing facilities, 87 R&D centers, and dealers and distributors in more than 140 countries. Its stable of brands include Abarth, Alfa Romeo, Chrysler, Dodge, Fiat, Fiat Professional, Jeep, Lancia, Ram, SRT, Maserati and Mopar, the parts and service brand. The Group’s businesses also include Comau (production systems), Magneti Marelli (components) and Teksid (iron and castings). In addition, the Group provides retail and dealer finance, leasing and rental services in support of the car business through subsidiaries, joint ventures and commercial agreements with specialized financing services providers. FCA is listed on the New York Stock Exchange under the symbol “FCAU" and on the Mercato Telematico Azionario under the symbol “FCA”.

Forward-Looking Statements
This press release contains certain forward-looking statements. Words such as “believes,” “intends,” “expects,” “projects,” “anticipates,” and “future” or similar expressions are intended to identify forward-looking statements. These statements are only predictions based on our current expectations and projections about future events. You should not place undue reliance on these statements. Many factors may cause our actual results to differ materially from any forward-looking statement, including the risk factors and other matters set forth in the public filings of each of the parties to this press release. No party undertakes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

Intel and the Intel logo are trademarks of Intel in the United States and some other countries.

3